SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of September, 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director/PDMR Shareholding






NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

Prudential plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R )(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) Rebecca Burrows, Andrew Crossley, Peter Maynard

(iii) Philip Broadley, Michael McLintock, Clark Manning, Mark Norbom, Mark Tucker, G Mark Wood

3. Name of person discharging managerial responsibilities/director

Philip Broadley, Michael McLintock, Clark Manning, Mark Norbom, Mark Tucker, G Mark Wood, Rebecca Burrows, Andrew Crossley, Peter Maynard

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person see section 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Shares held in the name of Prudential Employee Share Trust ("the Trust") in the name of BWCI Trust Company Limited

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares ordinary shares of 5p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Shares held in the Prudential Employee Share Trust ("the Trust") in the name of BWCI Trust Company Limited

8 State the nature of the transaction

An acquisition of 407,152 ordinary shares of Prudential plc was made on 28 September 2005 by BWCI Trust Company Limited (the Trustee of the Trust) at a price of GBP5.151914 per share for the benefit of eligible employees (including executive directors who are potential beneficiaries under the Trust) who have awards held in the Trust.

Following the transaction the Trustee will hold 5,610,210 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the various awards made under the Trust.

9. Number of shares, debentures or financial instruments relating to shares acquired

407,152 ordinary shares acquired by the Trust

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Less than 0.0002%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

GBP5.151914

14. Date and place of transaction

28 September 2005, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

5,610,210 ordinary shares held by the Trust, Less than 0.003%

16. Date issuer informed of transaction

29 September 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

................................

18. Period during which or date on which it can be exercised

.....................................

19. Total amount paid (if any) for grant of the option

.....................................

20. Description of shares or debentures involved (class and number)

.....................................

.....................................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

.....................................

22. Total number of shares or debentures over which options held following notification

.....................................

23. Any additional information

.....................................

24. Name of contact and telephone number for queries

Jennie Webb, Group Secretarial, 020 7548 2027

Name and signature of duly authorised officer of issuer responsible for making notification

Andrew Nash, Deputy Group Secretary,0207 548 3805

Date of notification

30 September 2005

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 30 September, 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Andrew Nash

                                              Andrew Nash
                                              Deput Group Secretary